Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

February 15, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 14, 2022 The Nasdaq Stock Market (the "Exchange") received from mCloud Technologies Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Warrants to purchase Common Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,